UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal period ended

June 30, 2024

TIRIOS PROPCO SERIES, LLC
(Exact name of issuer as specified in its Certificate of Formation)

Delaware	92-3658251
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8 The Green A

Dover, DE 19901

(Full mailing address of

principal executive offices)

(737) 275-4622

(Issuer’s telephone number)

Tirios Propco Series LLC – 274 Gabbro, Tirios Propco Series LLC – 283 Gabbro, Tirios Propco Series LLC – 313 Mica

(Title of each class of securities issued pursuant to Regulation A)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Tirios Platform (described below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Semiannual Report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Tirios Platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described in our Offering Circular under the heading “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Tirios Propco Series LLC was formed as a Delaware series limited liability to serve as an investment vehicle through which the general public can invest in fractional interests of income-producing single-family homes. Our Manager, Tirios Corporation, a Delaware corporation, owns an investment platform accessible through www.tirios.ai and iOS and Android Apps, collectively, which we refer to herein as the “Tirios Platform.” We intend to distribute the Series Interests in the Offerings and our other future Series’ Offerings exclusively through the Tirios Platform. An investment in a Series of the Company entitles the investor to its share of the potential benefits normally associated with direct ownership of real estate without the burdens of the due diligence, significant capital outlay, management, and oversight generally associated with ownership of such assets.

Specifically, we will acquire single-family homes, lease them long-term, divide them into multiple interests which includes creating a digital courtesy copy using blockchain technology, and offer them as investments through the Tirios Platform. As a result, investors can build their real estate portfolio by investing across multiple assets and neighborhoods. We do all the work for sourcing, analyzing, underwriting, acquiring, and managing assets. We analyze every investment across several characteristics to make an investment decision, including evaluating the asset's condition, expected financial returns, market opportunity, and demographic factors. We foreign file to do business in each jurisdiction where our properties are located.

Investors in our offerings can invest in real estate without needing a large lump sum, applying for a mortgage, or taking on maintenance responsibilities as a landlord.

The Company and each Series is managed by Tirios Corporation, our Manager, which also serve as the initial Member of the Company and each Series. Our Manager intends to acquire anywhere from 1%-20% of the Series Interests of each Series, but may acquire more or less Series Interests as determined in its sole discretion.

Tirios Propco Series LLC was formed on April 13, 2023 in the State of Delaware as a series limited liability company. Since its formation, the Company has been engaged primarily in formulating its business plan, sourcing and performing due diligence on and acquisition of our first properties, and developing the financial, offering and other materials to begin fundraising. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business.

Recent Developments

Acquisitions

We have acquired three properties: 274 Gabbro, 283 Gabbro and 313 Mica during the period ending December 31, 2023. The purchase transactions for these properties were closed on May 12, 2023. An affiliate of our Manager entered into purchase agreement for these acquisitions, which were subsequently assigned to the respective Series prior to the closing. The deed, title and loan were closed in the name of the respective Series. The properties were financed with secured third-party loans and the equity has been advanced by our Manager, who will be reimbursed through offering proceeds.

1

274 Gabbro. The purchase price for the property was $243,305. The Series obtained a third-party purchase loan in the amount of $182,479 and our Manager advanced the remaining amount of $60,826. The property was financed at acquisition with short-term debt, a loan amount of $182,479, and an interest rate of 9.99%. The short-term loan had the maturity of June 1, 2024. The short-term debt of $182,479 outstanding on the property was refinanced on May 31, 2024, with a secured third-party long-term debt of $161,000, with $21,479 of equity advanced by our Manager, who will be reimbursed through offering proceeds.

283 Gabbro. The purchase price for the property was $236,805. The Series obtained a third-party purchase loan at acquisition in the amount of $177,604 and our Manager advanced the remaining amount of $59,201. The short-term loan had an interest rate of 9.99% with the maturity of June 1, 2024. The short-term debt of $177,604 was refinanced on May 31, 2024, with a secured third-party long-term debt of $161,000, with $16,604 of equity advanced by our Manager, who will be reimbursed through offering proceeds.

313 Mica. The purchase price for the property was $283,590. The Series obtained a third-party purchase loan in the amount of $212,693 and our Manager advanced the remaining amount of $70,879. The short-term loan had an interest rate of 9.99% with the maturity of June 1, 2024. The short-term debt of $212,693 was refinanced on May 23, 2024, with a secured third-party long-term debt of $224,000, with $11,308 used to reduce the operating advance from our Manager

Operating Results

Revenue

The following table presents the revenues for the six months ending June 30, 2024:

	274 Gabbro	283 Gabbro	313 Mica	Consolidated

Revenues	$6,663	$8,385	$11,278	$26,326

The revenue for the six months ending June 30, 2024, for 274 Gabbro was $6,653, 283 Gabbro was $8,385 and 313 Mica was $11,278.

The Company had no revenue for the period ended June 30, 2023.

Operating Expenses

The following table presents the operating expenses for the six months ending June 30, 2024:

	274 Gabbro	283 Gabbro	313 Mica	Consolidated
Insurance	403	403	486	1,292
Property management	354	354	354	1,062
HOA fees	270	270	270	810
Property taxes	1,338	1,338	1,156	3,832
Depreciation and amortization	3,624	3,504	4,380	11,508
Total Operating Expenses	5,989	5,869	6,646	18,504

2

The following table presents the operating expenses for the period from April 13, 2023 (Inception) to June 30, 2023:

	274 Gabbro	283 Gabbro	313 Mica	Consolidated
Insurance	103	103	122	328
Property management	91	91	91	273
HOA fees	90	90	90	270
Property taxes	345	345	298	988
Depreciation and amortization	906	876	1,095	2,877
Total Operating Expenses	1,535	1,505	1,696	4,736

The funds for operating expenses were advanced by our Manager till the property can be rented and till funds can be raised by the Company after qualification of this Offering. Our Manager is not receiving any fees or interest to advance these funds.

Interest expense

The following table presents the interest expense for the six months ending June 30, 2024:

	274 Gabbro	283 Gabbro	313 Mica	Consolidated
Interest expense	10,992	10,749	12,544	34,285

The following table presents the interest expense for the period from April 13, 2023 (Inception) to June 30, 2023:

	274 Gabbro	283 Gabbro	313 Mica	Consolidated
Interest expense	3,067	2,855	3,512	9,434

Liquidity and Capital Resources

The Company has a lack of liquidity, has relied on advances from its Manager for equity to close on the acquisition and to fund operating expenses, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon their ability to continue to generate cash flow from their rental properties, raise sufficient capital through Regulation A offering and/or obtain financing from the Manager. However, there are no assurances that the Company can continue to generate cash flow from their rental properties, or raise capital through Regulation A offering or that the Manager will always be in the position to provide funding when needed. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Cash and Cash Equivalents

As of June 30, 2024, and December 31, 2023, the Company or Series had no cash or cash equivalents on hand. The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Off-Balance Sheet Arrangements

Neither the Company nor any of the Series had during the six months ending June 30, 2024 and the period ending December 31, 2023, and does not currently have, any off-balance sheet arrangements.

ITEM 2. OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period ended June 30, 2024, but was not reported.

3

ITEM 3. FINANCIAL STATEMENTS

TIRIOS PROPCO SERIES LLC

CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS

As of June 30, 2024 and December 31, 2023

(Unaudited)

	June 30, 2024
ASSETS	274 Gabbro	283 Gabbro	313 Mica	Consolidated

Current Assets
Cash and cash equivalents	$-	$-	$-	$-
Due from related party	10,163	10,885	13,378	34,426
Prepaids	3,871	3,908	5,000	12,779
Total Current Assets	14,034	14,793	18,378	47,205

Property and Equipment
Buildings	199,515	192,889	240,659	633,063
Accumulated Depreciation	(8,154)	(7,884)	(9,855)	(25,893)
Land	53,100	53,100	53,269	159,469
Property and Equipment, net	244,461	238,105	284,073	766,639

Total Assets	$258,495	$252,898	$302,451	$813,844

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities
Accounts payable	$1,391	$1,458	$1,625	$4,474
Due to related party	132,033	124,665	114,790	371,488
Mortgage payable, net of deferred debt issuance costs	154,255	154,221	217,264	525,740
Tenant deposits	3,500	2,500	2,100	8,100
Total Current Liabilities	291,179	282,844	335,779	909,802

Total Liabilities	291,179	282,844	335,779	909,802

Members' Equity
Retained Earnings	(32,684)	(29,946)	(33,328)	(95,958)
Total Members' Equity	(32,684)	(29,946)	(33,328)	(95,958)

Total Liabilities and Members' Equity	$258,495	$252,898	$302,451	$813,844

The accompanying footnotes are an integral part of these financial statements.

F-1

TIRIOS PROPCO SERIES LLC

CONSOLIDATED AND CONSOLIDATING BALANCE SHEETS

As of June 30, 2024 and December 31, 2023

	December 31, 2023 (Audited)
ASSETS	274 Gabbro	283 Gabbro	313 Mica	Consolidated

Current Assets
Cash and cash equivalents	$-	$-	$-	$-
Due from related party	-	-	-	-
Prepaids	298	298	351	946
Total Current Assets	298	298	351	946

Property and Equipment
Buildings	199,515	192,889	240,659	633,063
Accumulated Depreciation	(4,530)	(4,380)	(5,475)	(14,385)
Land	53,100	53,100	53,269	159,469
Property and Equipment, net	248,085	241,609	288,453	778,147

Total Assets	$248,383	$241,906	$288,804	$779,093

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities
Accounts payable	$2,860	$2,927	$2,811	$8,598
Due to related party	87,606	85,268	101,176	274,050
Mortgage payable, net of deferred debt issuance costs	180,282	175,425	210,233	565,940
Total Current Liabilities	270,748	263,620	314,220	848,588

Total Liabilities	270,748	263,620	314,220	848,588

Members' Equity
Retained Earnings	(22,366)	(21,713)	(25,416)	(69,495)
Total Members' Equity	(22,366)	(21,713)	(45,416)	(69,495)

Total Liabilities and Members' Equity	$248,383	$241,906	$288,804	$779,093

The accompanying footnotes are an integral part of these financial statements.

F-2

TIRIOS PROPCO SERIES LLC

CONSOLIDATED AND CONSOLIDATING INCOME STATEMENTS

For the Six Month Period Ended June 30, 2024

(Unaudited)

	274 Gabbro	283 Gabbro	313 Mica	Consolidated

Revenues	$6,663	$8,385	$11,278	$26,326

Operating Expenses
Insurance	403	403	486	1,292
Property management	354	354	354	1,062
HOA fees	270	270	270	810
Property taxes	1,338	1,338	1,156	3,832
Depreciation and amortization	3,624	3,504	4,380	11,508
Total Operating Expenses	5,989	5,869	6,646	18,504

Other income (expense)
Interest expense	(10,992)	(10,749)	(12,544)	(34,285)
Total Other income (expense)

Net Income (Loss)	$(10,318)	$(8,233)	$(7,912)	$(26,463)

The accompanying footnotes are an integral part of these financial statements.

F-3

TIRIOS PROPCO SERIES LLC

CONSOLIDATED AND CONSOLIDATING INCOME STATEMENTS

For the Six Months Ending June 30, 2023

(Unaudited)

	274 Gabbro	283 Gabbro	313 Mica	Consolidated

Revenues	-	-	-	-

Operating Expenses
Insurance	103	103	122	328
Property management	91	91	91	273
HOA fees	90	90	90	270
Property taxes	345	345	298	988
Depreciation and amortization	906	876	1,095	2,877
Total Operating Expenses	1,535	1,505	1,696	4,736

Other income (expense)
Interest expense	(3,067)	(2,855)	(3,512)	(9,434)
Total Other income (expense)	(3,067)	(2,855)	(3,512)	(9,434)

Net Income (Loss)	(4,602)	(4,360)	(5,208)	(14,170)

The accompanying footnotes are an integral part of these financial statements.

F-4

TIRIOS PROPCO SERIES LLC

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY

For the Six Months Ending June 30, 2024 and 2023

(Unaudited)

	274 Gabbro	283 Gabbro	313 Mica	Consolidated

Balance as of April 13, 2023 (Inception)	$-	$-	$-	$-
Net loss	(4,602)	(4,360)	(5,208)	(14,170)
Members' equity as of June 30, 2023	$(4,602)	$(4,360)	$(5,208)	$(14,170)

Balance as of December 31, 2023 (Audited)	$(22,366)	$(21,713)	$(25,416)	$(69,495)
Net loss	(10,318)	(8,233)	(7,912)	(26,463)
Members' equity as of June 30, 2024	$(32,684)	$(29,946)	$(33,328)	$(95,958)

The accompanying footnotes are an integral part of these financial statements.

F-5

TIRIOS PROPCO SERIES LLC

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS

For the Six Months Ending June 30, 2024

(Unaudited)

	June 30, 2024
	274 Gabbro	283 Gabbro	313 Mica Trl	Consolidated
Cash Flows from Operating Activities
Net Income (Loss)	$(10,318)	$(8,233)	$(7,912)	$(26,463)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation and amortization	3,624	3,504	4,380	11,508
Amortization of debt issuance costs	2,341	2,302	2,582	7,225
Changes in operating assets and liabilities:
Due from related party	(10,163)	(10,885)	(13,378)	(34,426)
Prepaids	(3,574)	(3,610)	(4,649)	(11,833)
Accounts payable	(1,469)	(1,469)	(1,186)	(4,124)
Due to related party	44,427	39,397	13,614	97,438
Tenant deposit	3,500	2,500	2,100	8,100
Net cash provided by (used in) operating activities	28,368	23,506	(4,449)	47,425

Cash Flows from Financing Activities
Mortgage payable	(21,479)	(16,604)	11,307	(26,776)
Payment of debt issuance costs	(6,889)	(6,902)	(6,858)	(20,649)
Net cash used in financing activities	(28,368)	(23,506)	4,449	(47,425)
Net change in cash and cash equivalents	-	-	-	-

Cash and cash equivalents at beginning of period	-	-	-	-
Cash and cash equivalents at end of period	$-	$-	$-	$-

Supplemental information
Interest paid	$8,651	$8,447	$9,962	$27,060

The accompanying footnotes are an integral part of these financial statements.

F-6

TIRIOS PROPCO SERIES LLC

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS

For the Six-Month Period Ended June 30, 2023

(Unaudited)

	June 30, 2023
	274 Gabbro	283 Gabbro	313 Mica Trl	Consolidated
Cash Flows from Operating Activities
Net Income (Loss)	(4,602)	(4,360)	(5,208)	(14,170)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation and amortization	906	876	1,095	2,877
Amortization of debt issuance costs	687	653	738	2,078
Changes in operating assets and liabilities:
Prepaids	(699)	(699)	(823)	(2,221)
Accounts payable	1,252	1,319	1,384	3,955
Due to related party	78,137	76,043	90,198	244,378
Net cash provided by (used in) operating activities	75,681	73,832	87,384	236,897

Cash Flows from Investing Activities
Buildings and Land	(252,615)	(245,989)	(293,928)	(792,532)
Net cash used in investing activities	(252,615)	(245,989)	(293,928)	(792,532)

Cash Flows from Financing Activities
Mortgage payable	182,479	177,604	212,693	572,776
Payment of debt issuance costs	(5,545)	(5,447)	(6,149)	(17,141)
Net cash used in financing activities	176,934	172,157	206,544	555,635
Net change in cash and cash equivalents	-	-	-	-

Cash and cash equivalents at beginning of period	-	-	-	-
Cash and cash equivalents at end of period	$-	$-	$-	$-

Supplemental information
Interest paid	2,380	2,202	2,774	7,356

The accompanying footnotes are an integral part of these financial statements.

F-7

TIRIOS PROPCO SERIES LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 and 2023

(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Included in these consolidated financial statements are operations of Tirios Propco Series LLC. and its designated series LLCs’ (collectively, which may be referred to as “Tirios,” the “Company,” “we,” “us,” or “our”):

•	Series Designation of Tirios Propco Series LLC – 274 Gabbro
•	Series Designation of Tirios Propco Series LLC – 283 Gabbro
•	Series Designation of Tirios Propco Series LLC – 313 Mica,

(collectively, which may be referred to as “Series LLCs”).

The Company was registered in Delaware on April 13, 2023. Tirios will issue fractional offerings in underlying real estate assets, primarily single-family rentals homes. The assets are in Austin, Texas.

Since its inception, the Company has relied on advances from its Manager: Tirios Corporation (the “Manager”), a Delaware Corporation (see Note 3). As of December 31, 2023, the Company had negative working capital and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company’s ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from Series Regulation A offering (see Note 8) and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company was formed to establish separate Series for the holding of properties to be acquired by the Company and that the debts, liabilities and obligations incurred, contracted for or otherwise existing with respect to a particular Series of the Company will be enforceable against the assets of such Series only and not against the assets of the Company generally or any other Series thereof, and not of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Company generally or any other Series thereof shall be enforceable against the assets of such Series. The accompanying combined financial statements are presented on a combination of interest basis for the six month period ending June 30, 2024. The financials are presented at each entity’s respective historical accounting basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Tirios Propco Series LLC and each Series listed in Note 1. All inter-company transactions and balances have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

F-8

TIRIOS PROPCO SERIES LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 and 2023

(UNAUDITED)

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company does not have any cash at this time and has not yet opened a bank account at the of the Company and any of its underlying Series LLCs.

Property and Equipment

Property and equipment will be recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets and using the mid-month convention. Useful lives generally range from 11 to 40 years for buildings and 3 to 13 years for site improvements, with useful life of 27.5-years for residential property.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of June 30, 2024, and December 31, 2023.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•	Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
•	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of June 30, 2024, and December 31, 2023.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. The revenue for the six months ending June 30, 2024, for 274 Gabbro was $6,653, 283 Gabbro was $8,385 and 313 Mica was $11,278. The Company had no revenue for the period ended June 30, 2023.

F-9

TIRIOS PROPCO SERIES LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 and 2023

(UNAUDITED)

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Tenant Deposit

The Company records tenant deposits as liabilities. As of June 30, 2024, the Company had consolidated tenant deposits amounting to $8,100.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – EQUITY

Tirios Propco Series LLC is wholly owned by Tirios Corporation (the “Manager”), a Delaware Corporation.

Operating Agreement

General:

In accordance with the Operating Agreement, Tirios Corporation has the power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct the business of the Company and each Series. Each holder of Series Interests will grant the Manager a power of attorney. The Manager also has the right to appoint officers of the Company and each Series.

Fees and Expenses:

The following fees, costs and expenses shall be borne by the relevant Series (except to the extent assumed by the Managing Member in writing):

Asset Cost: Cost to acquire the Series Asset; provided however that a Series Asset may be contributed by third parties to the Company in a tax-free manner.

Broker Commission: A 1% commission payable to the Broker to perform administrative and compliance related functions in connection with Regulation A Series Interests offering, but not for underwriting or placement agent services.

F-10

TIRIOS PROPCO SERIES LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 and 2023

(UNAUDITED)

Offering Expenses: fees, costs and expenses incurred in connection with executing an offering of Interests in one or more Series, consisting of underwriting, legal, accounting, escrow and compliance costs related to such offering, but excluding the Broker Commission. These costs are paid by our Managing Manager without reimbursement.

Acquisition Expenses: the following fees, costs and expenses allocable to the Series (or such Series pro rata share of any such fees, costs and expenses allocable to the Company) and incurred in connection with the evaluation, discovery, investigation, development and acquisition of a Series Asset:

•	brokerage and sales fees and commissions (but excluding the Broker Commission);
•	appraisal fees;
•	real-estate property title and registration fees;
•	research fees;
•	transfer taxes;
•	third party industry and due diligence expert fees;
•	storage fees;
•	insurance fees;
•	bank fees and interest (if the Series Asset was acquired using debt prior to completion of the Initial Offering);
•	auction house fees;
•	technology costs,
•	travel and lodging for inspection purposes;
•	photography and videography expenses in order to prepare the profile for the Series Asset to be accessible to Investor Members via an online platform;
•	similar costs and expenses incurred in connection with the evaluation, discovery, investigation, development.

and acquisition of a Series Asset.

Managing Member Fee: The Managing Member shall be entitled to the following fees from each Series:

a.	Acquisition Fee: Upon the closing of the acquisition of any Series Asset, our Manager receives an Acquisition Fee between 2% to 8% of the gross purchase price for such Series Asset, as determined by our Manager. The exact percentage charged depends on a range of factors, including the acquisition price, location, due diligence requirements and amount of rehabilitation work required. The Acquisition Fee is charged by the Manager for services such as finding investment and underwriting opportunities, performing due diligence on potential opportunities. The Company has no acquisition fees incurred for the period ending June 30, 2024 and 2023.

b.	Asset Management Fees: On a quarterly basis beginning on the first quarter end date following the initial closing date of the issuance of Series Interests, the Series will pay our Manager a management fee, payable quarterly in arrears, equal to 0.25% (1% annualized) of Net Asset Value as of the last day of the immediately preceding quarter. “Net Asset Value” at any date means the current market value of a Series’ total Series Assets, less liabilities, determined by our Manager in its sole discretion. Manager may, but is not obligated to, obtain a third-party valuation of the assets of the Series to determine “Asset Value.” Asset Management Fees include the fees for using the Tirios Platform for Series Offerings as per the Tirios License Agreement with our Manager. Our Manager may waive this fee for any year at its sole discretion.

The Manager has waived Asset Management Fees for 2024, and therefore no fees was charged by the Manager for the period ending June 30, 2024.

c.	Property Management Fee: Our Manager or its designated Affiliate receives a Property Management Fee of $59.00 per month for each real property Asset held by a Series. The Property Management Fees charged for the period ending June 30, 2024, for 274 Gabbro was $354, charged for 283 Gabbro was $354, and charged for 313 Mica was $354.

d.	Commission as Buyer's Agent: Our Manager or an affiliate of the Manager typically represents the Company during the asset purchase process and could receive a commission as buyer's agent, which is typically between 0% to 3% of the acquisition price, based on the agreement with Seller's listing agent. The commission received as buyer's agent is for providing services such as scheduling viewings, submitting offers, negotiating purchase prices, and managing the closing process. As is standard industry practice, the commission for services as Buyer's Agent is paid by Seller at the time of closing.

Operating Expenses: all fees and expenses incurred in connection with management of Series Assets, preparing any reports and accounts of each Series or the Company, insurance premiums or expenses, all custodial fees, costs and expenses and other costs and expenses incurred in connection with the operations of a Series, or a Series’ allocated share of expenses incurred by the Company.

Dissolution Expenses: all costs and expenses incidental to the termination and winding up of such Series and its share of the costs and expenses incidental to the termination and winding up of the Company.

F-11

TIRIOS PROPCO SERIES LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 and 2023

(UNAUDITED)

NOTE 4 – PURCHASED PROPERTIES

Series Designation of Tirios Propco Series LLC – 313 Mica (“313 Mica”)

Effective May 3, 2023, the Company was appointed as the Managing Member of 313 Mica with effect from the date of agreement and shall continue to act as the Managing Member of 313 Mica until dissolution or its removal and replacement. The Series Assets of 313 Mica shall comprise of that certain real property and improvements thereon located at 313 Mica Trail, Maxwell, TX 78656.

An affiliate of our Managing Manager entered into a purchase agreement to purchase the 313 Mica Property on March 8, 2023 and the purchase transaction was closed May 12, 2023. The purchase price was $299,990.00 which, after incentives and discretionary reductions, was reduced to $283,590.00. The property was financed with a secured third-party loan in the amount of $212,693 and the equity has been advanced by our Managing Manager, who will be reimbursed through offering proceeds. The short-term debt of $212,693 was refinanced on May 23, 2024, with a secured third-party long-term debt of $224,000, with the balance used to reduce the operating advance from our Manager.

Series Designation of Tirios Propco Series LLC – 274 Gabbro (“274 Gabbro”)

Effective May 3, 2023, the Company was appointed as the Managing Member of 274 Gabbro with effect from the date of agreement and shall continue to act as the Managing Member of 274 Gabbro until dissolution or its removal and replacement. The Series Assets of 274 Gabbro shall comprise of that certain real property and improvements thereon located at 274 Gabbro Gardens, Maxwell, TX 78656.

An affiliate of our Managing Manager entered into a purchase agreement to purchase the 274 Gabbro Property on March 8, 2023 and the transaction was closed May 12, 2023. The purchase price was $257,990.00 which, after incentives and discretionary reductions, was reduced to $243,305.00. The property was financed with a secured third-party loan in the amount of $182,479 and the equity has been advanced by our Manager, who will be reimbursed through offering proceeds. The short-term debt of $182,479 was refinanced on May 31, 2024, with a secured third-party long-term debt of $161,000, with the balance advanced by our Manager, who will be reimbursed through offering proceeds.

Series Designation of Tirios Propco Series LLC – 283 Gabbro (“283 Gabbro”)

Effective May 3, 2023, the Company was appointed as the Managing Member of 283 Gabbro with effect from the date of agreement and shall continue to act as the Managing Member of 283 Gabbro until dissolution or its removal and replacement. The Series Assets of 283 Gabbro shall comprise of that certain real property and improvements thereon located at 283 Gabbro Gardens, Maxwell, TX 78656.

An affiliate of our Managing Manager entered into a purchase agreement to purchase the 283 Gabbro Property on March 8, 2023 and the transaction was closed May 12, 2023. The purchase price was $255,990.00 which, after incentives and discretionary reductions, was reduced to $236,805.00. The property was financed with a secured third-party loan, in the amount of $182,479 and the equity has been advanced by our Managing Manager, who will be reimbursed through offering proceeds. The short-term debt of $177,604 was refinanced on May 31, 2024, with a secured third-party long-term debt of $161,000, with the balance advanced by our Manager, who will be reimbursed through offering proceeds.

NOTE 5 – DUE TO RELATED PARTY

The Company has received advances from the Manager in exchange for equity to close on the acquisition. The Manager has also advanced funds for interest payments and to cover all operating costs from the date of acquisition through June 30, 2024. As of June 30, 2024, the balance of due to related party for 274 Gabbro was $132,033, for 283 Gabbro was $124,665 and for 313 Mica was $114,790 with total outstanding balance of $371,488.

These advances have no interest rate or specified maturity date. The Manager can elect to be repaid via receipt of Series Interests with same rights and terms as issued to any other holder. There is no provision for any preferential rights inherent in Series Interests that can be awarded to Manager.

F-12

TIRIOS PROPCO SERIES LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 and 2023

(UNAUDITED)

NOTE 6 – MORTGAGE PAYABLE

313 Mica was financed at the acquisition date with a secured third-party loan in the amount of $212,693 by HouseMax Funding LLC with an interest rate of 9.99% per annum and had the maturity date of June 1, 2024. The short-term debt of $212,693 was refinanced on May 23, 2024, with a secured third-party long-term debt of $224,000, with $11,308 used to reduce the operating advance from our Manager. The long-term debt is financed by HouseMax Funding LLC, with an interest rate of 7.00% per annum for the first eighty-four months and then adjustable every 12 months thereafter. The adjustable rate after the initial eighty-four months is indexed to the 30-day Average SOFR, with a 5.25% Margin, 5% Rate Cap, and 7.25% Rate Floor.

Interest and principal payments shall be due and payable in consecutive monthly installments of $1,490.29, commencing with the first payment due on July 1, 2024, and continuing the first day of every month thereafter for eighty-three months. After the first eighty-four months, the monthly payments will be based on the adjustable rate. The principal is amortized over the term of the loan of 360 months. The outstanding principal balance, interests, charges, fees, costs, and other unpaid amounts will be due June 1, 2054. The collateral for the loan is 1st lien deed of trust, with the assignment of rents and fixtures. The long-term debt includes a provision for a prepayment penalty calculated at 5%, 4%, 3%, 2%, and 1% of the outstanding loan amount if the debt is prepaid during the first 1 year, 2 years, 3 years, 4 years, and 5 years respectively.

313 Mica series’ debt issuance costs associated with the new loan totaled $6,858, which are amortized over 84 months using mid-month convention, i.e. 12.5 months in this case. An amount of $122 was amortized and included in interest expense for the period ending June 30, 2024, and the remaining deferred amount of $6,736 is reported in the balance sheet as a deduction from the mortgage payable. The balance of mortgage payable for 313 Mica, net of deferred debt issuance costs was $217,264 as of June 30, 2024, and $210,233 as of December 31, 2023.

274 Gabbro was financed at the acquisition date with a secured third-party loan in the amount $182,479 by HouseMax Funding LLC with an interest rate of 9.99% per annum and had the maturity date of June 1, 2024. The short-term debt of $182,479 was refinanced on May 31, 2024, with a secured third-party long-term debt of $161,000, with $21,479 of equity advanced by our Manager, who will be reimbursed through offering proceeds. The long-term debt is financed by HouseMax Funding LLC, with an interest rate of 7.25% per annum for the first eighty-four months and then adjustable every 12 months thereafter. The adjustable rate after the initial eighty-four months is indexed to the 30-day Average SOFR, with a 5.25% Margin, 5% Rate Cap, and 7.25% Rate Floor.

Interest-only payments on the long-term debt shall be due and payable in consecutive monthly installments of $972, commencing with the first payment due on July 1, 2024, and continuing the first day of every month thereafter for eighty-three months. After the first eighty-four months, the monthly payments will be based on the adjustable rate. The outstanding principal balance, interests, charges, fees, costs, and other unpaid amounts will be due June 1, 2054 (the "Maturity Date"). The loan is interest only, with collateral as 1st lien deed of trust, with the assignment of rents and fixtures. The long-term debt includes a provision for a prepayment penalty calculated at 5%, 4%, 3%, 2%, and 1% of the outstanding loan amount if the debt is prepaid during the first 1 year, 2 years, 3 years, 4 years, and 5 years respectively.

274 Gabbro series’ debt issuance costs associated with the new loan totaled $6,890, which are amortized over 84 months using mid-month convention, i.e. 12.5 months in this case. An amount of $123 was amortized and included in interest expense for the period ending June 30, 2024, and the remaining deferred amount of $6,745 is reported in the balance sheet as a deduction from the mortgage payable. The balance of mortgage payable for 274 Gabbro, net of deferred debt issuance costs was $154,254 as of June 30, 2024, and $180,261 as of December 31, 2023.

283 Gabbro was financed at the acquisition date with a secured third-party loan in the amount $177,604 by HouseMax Funding LLC with an interest rate of 9.99% per annum and had the maturity date of June 1, 2024. The short-term debt of $177,604 was refinanced on May 31, 2024, with a secured third-party long-term debt of $161,000, with $16,604of equity advanced by our Manager, who will be reimbursed through offering proceeds. The long-term debt is financed by HouseMax Funding LLC, with an interest rate of 7.25% per annum for the first eighty-four months and then adjustable every 12 months thereafter. The adjustable rate after the initial eighty-four months is indexed to the 30-day Average SOFR, with a 5.25% Margin, 5% Rate Cap, and 7.25% Rate Floor.

Interest-only payments on the long-term debt shall be due and payable in consecutive monthly installments of $972, commencing with the first payment due on July 1, 2024, and continuing the first day of every month thereafter for eighty-three months. After the first eighty-four months, the monthly payments will be based on the adjustable rate. The outstanding principal balance, interests, charges, fees, costs, and other unpaid amounts will be due June 1, 2054 (the "Maturity Date"). The loan is interest only, with collateral as 1st lien deed of trust, with the assignment of rents and fixtures. The long-term debt includes a provision for a prepayment penalty calculated at 5%, 4%, 3%, 2%, and 1% of the outstanding loan amount if the debt is prepaid during the first 1 year, 2 years, 3 years, 4 years, and 5 years respectively.

283 Gabbro series’ debt issuance costs associated with the new loan totaled $6,902, which are amortized over 84 months using mid-month convention, i.e. 12.5 months in this case. An amount of $123 was amortized and included in interest expense for the period ending June 30, 2024, and the remaining deferred amount of $6,779 is reported in the balance sheet as a deduction from the mortgage payable. The balance of mortgage payable for 283 Gabbro, net of deferred debt issuance costs was $154,221 as of June 30, 2024, and $ 175,425 as of December 31, 2023.

F-13

TIRIOS PROPCO SERIES LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 and 2023

(UNAUDITED)

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of June 30, 2024

NOTE 8 – GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, does not hold its own bank accounts, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon their ability to continue to generate cash flow from their rental properties, raise sufficient capital through Regulation A offering and/or obtain financing from the Manager. However, there are no assurances that the Company can continue to generate cash flow from their rental properties, or raise capital through Regulation A offering or that the Manager will always be in the position to provide funding when needed. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through December 10, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

F-14

ITEM 4. EXHIBITS

1.1	Dalmore Agreement**
2.1	Certificate of Formation of Tirios Propco Series LLC**
2.2	Limited Liability Company Agreement of Tirios Propco Series LLC**
2.3	Tirios Propco Series LLC – 274 Gabbro Series Designation**
2.4	Tirios Propco Series LLC – 283 Gabbro Series Designation**
2.5	Tirios Propco Series LLC – 313 Mica Series Designation**
2.6	Tirios License Agreement**
4.1	Form of Subscription Agreement**
4.2	Form of Lease Agreement**
4.3	274 Gabbro Lease Agreement**
4.4	283 Gabbro Lease Agreement**
4.5	313 Mica Lease Agreement**
6.1	Real Estate Purchase Agreement dated March 8, 2023 for Tirios Propco Series LLC – 274 Gabbro Property**
6.2	Real Estate Purchase Agreement dated March 8, 2023 for Tirios Propco Series LLC – 283 Gabbro Property**
6.3	Real Estate Purchase Agreement dated March 8, 2023 for Tirios Propco Series LLC – 313 Mica Property**
6.4	Loan Documents for Tirios Propco Series LLC – 274 Gabbro Property**
6.5	Loan Documents for Tirios Propco Series LLC – 283 Gabbro Property**
6.6	Loan Documents for Tirios Propco Series LLC – 313 Mica Property**
6.7	North Capital Private Securities Corporation – Tentative Agreement**
6.8	Agreement with VStock Transfer, LLC Agreement**
6.10	Stripe Services Agreement**
6.12	Assignment of 274 Gabbro**
6.13	Assignment of 283 Gabbro**
6.14	Assignment of 313 Mica**
6.16	Refinancing Loan Documents for Tirios Propco Series LLC – 274 Gabbro Property**
6.17	Refinancing Loan Documents for Tirios Propco Series LLC – 283 Gabbro Property**
6.18	Refinancing Loan Documents for Tirios Propco Series LLC – 313 Mica Property**

** previously filed

4

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-SA and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of Texas, on December 30, 2024.

Tirios Propco Series LLC
a Delaware limited liability company

By	Tirios Corporation, a Delaware corporation
Its:	Manager

By:	/s/ Sachin Latawa
Name:	Sachin Latawa
Title:	Chief Executive Officer

This form has been signed by the following persons in the capacities and on the dates indicated.

By	Tirios Corporation, a Delaware corporation
Its:	Manager, (principal executive officer, principal financial officer, principal accounting officer)

By:	/s/ Sachin Latawa
Name:	Sachin Latawa
Title:	Chief Executive Officer, of Tirios Corporation

Date: December 30, 2024

5